EXHIBIT 99.55

NOTICE AND MANAGEMENT INFORMATION CIRCULAR OF
A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MARCH 1, 2021

DATED JANUARY 25, 2021

LARGO RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of Largo Resources Ltd. (“Largo”) will be held by way of live webcast on March 1, 2021 at 11:00 a.m. (Toronto time), for the following purposes:

1.                          to consider and, if deemed advisable, pass, with or without variation, a special resolution approving an amendment to the articles of incorporation of Largo to consolidate its outstanding common shares on the basis of a ratio to be determined by the board of directors of Largo, in its sole discretion, within a range of one post-consolidation common share of the Company for up to every ten (10) pre-consolidation common shares of Largo, as more particularly described in the Circular; and

2.                          to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

Due to restrictions relating the Global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Largo is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Largo as well as other shareholders. Shareholders will not be able to attend the Meeting in person.

Registered shareholders (being shareholders who hold their Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at http://web.lumiagm.com/294318491. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting. The password to the Meeting is “largo2021” (case sensitive).

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated January 25, 2021 (the “Circular”) and other Meeting materials carefully. They contain important information with respect to voting your Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder by 11:00 a.m. (Toronto time) on February 25, 2021. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. In order to register a proxyholder, whether yourself or a third party, shareholders MUST email

TSX Trust Company (“TSX Trust”) at tmxeinvestorservices@tmx.com with their proxyholder’s contact information, so that TSX Trust may provide the proxyholder with a Username via email.

If you are a registered shareholder and are unable to attend the Meeting online please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust, Largo’s transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by no later than 11:00 a.m. (Toronto time) on February 25, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo’s directors have fixed January 25, 2021 as the record date. Holders of Shares at the close of business on January 25, 2021 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Toronto, Ontario this 25th day of January, 2021.

By Order of the Board of Directors

(Signed) “Paulo Misk”
Director, President and
Chief Executive Officer

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	3
VOTING INFORMATION	3
Who Can Vote	3
Voting Your Common Shares at the meeting	3
Voting Your Common Shares by Proxy	5
Voting Shares and Principal Holders	7
MATTERS TO BE ACTED UPON AT THE MEETING	8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
WHERE YOU CAN FIND ADDITIONAL INFORMATION	12
DIRECTORS’ APPROVAL	13

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Largo Resources Ltd. for use at the special meeting of shareholders (the “Meeting”) to be held by way of live webcast on March 1, 2021 at 11:00 a.m. (Toronto time), or at any postponement(s) or adjournment(s) thereof. See “Voting Information - Voting Your Common Shares at the Meeting — Attending and Participating at the Meeting”.

The Meeting has been called for the purposes set forth in the Notice of Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular. No director of the Company has informed management of the Company that he or she intends to oppose any action intended to be taken by management of the Company.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Largo”, or the “Company”, refer to Largo Resources Ltd. and references to the “Board” refer to our board of directors.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Information

Certain statements in this Circular constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (together, “forward-looking information”). The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the “Risk Factors” section of our Annual Information Form and as described below under “Matters to be Acted Upon at the Meeting — Consolidation of Common Shares - Risk Factors Associated with the Share Consolidation”. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Information” in the Company’s Annual Information Form for additional details with respect to forward-looking statements.

Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as at January 25, 2021. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars “$”. United States dollars may be referred to as “United States dollars” or “US$”. Certain totals, subtotals and percentages in this Circular may not reconcile due to rounding.

GENERAL PROXY INFORMATION

This Circular provides the information you need in order to vote at the Meeting.

•                       If you are a registered holder of our common shares (each, a “Common Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend, participate and vote at the Meeting online at http://web.lumiagm.com/294318491.

•                       If you are a beneficial holder, meaning your Common Shares are held through your broker or through another intermediary, you may receive either a form of proxy or a voting instruction form and should follow the instructions provided to you by your broker or by the other intermediary.

See “Voting Your Common Shares By Proxy — Appointing a Proxyholder”, and “Attending and Participating at the Meeting” below under “Voting Information”.

These materials are being sent to both registered and beneficial owners of Common Shares. If you are a beneficial holder, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the broker or other intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Common Shares at the Meeting. See “Voting Information — Voting Your Common Shares at the Meeting”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by the Company.

VOTING INFORMATION

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

VIRTUAL ONLY MEETING

Due to restrictions relating the Global COVID-19 pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Largo is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with Largo as well as other shareholders. Shareholders will not be able to attend the Meeting in person.

WHO CAN VOTE

The record date for the Meeting is January 25, 2021 (the “Record Date”).

Our transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting online at http://web.lumiagm.com/294318491, or any postponement or adjournment thereof. No person becoming a shareholder after the Record Date shall be entitled to receive notice of, or to vote at, the Meeting or any postponement or adjournment thereof.

Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AT THE MEETING

Registered Shareholders

You are a registered shareholder if your Common Shares are registered directly in your name.

If you were a registered shareholder on the Record Date, you may attend, participate and vote at the Meeting online at http://web.lumiagm.com/294318491 or give another person authority to represent you and vote your Common Shares at the Meeting online, as described below under the heading “Voting Your Common Shares by Proxy”.

Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Voting Your Common Shares By Proxy — Appointing a Proxyholder”, and “Attending and Participating at the Meeting” below.

Beneficial Shareholders

It is possible that your Common Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your Common Shares are registered in the name of an intermediary, you are a beneficial shareholder. Your intermediary is entitled to vote the Common Shares held by it and beneficially owned by you on the Record Date. However, it must first seek your instructions as to how to vote your Common Shares or otherwise make arrangements so that you may vote your Common Shares directly. An intermediary is not entitled to vote the Common Shares held by it without written instructions from the beneficial owner. You may vote your Common Shares through your intermediary, or in person at the Meeting online at http://web.lumiagm.com/294318491 by taking the appropriate steps, which are the same for non-objecting beneficial owners (“NOBOs”) and objecting beneficial owners (“OBOs”) of Common Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Non-registered beneficial shareholders who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to vote at the Meeting.

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Common Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Common Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Common Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder, you will only be permitted to attend the Meeting as a guest. In order to do this, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Common Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

Attending and Participating at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), shareholders MUST have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at http://web.lumiagm.com/294318491. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•                  Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “largo2021” (case sensitive).

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you may enter the Meeting as a guest.

•                  Duly appointed proxyholders: The person you appoint as proxyholder MUST contact TSX Trust Company at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting. TSX Trust Company will also provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “largo2021” (case sensitive). Without the control number, proxyholders will not be able to participate at the meeting.

Only registered shareholders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able attend the Meeting as guests, however they will not be able to participate or vote at the Meeting. Non-registered shareholders that wish to attend the Meeting as a guest should select “I am a guest” and complete the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointing a Proxyholder”  below.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

VOTING YOUR COMMON SHARES BY PROXY

You may vote before the Meeting by completing the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing, in accordance with the instructions provided therein, and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Largo’s transfer agent, TSX Trust Company (“TSX Trust”), prior to 11:00 a.m. (Toronto time) on February 25, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

•           by mail, to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 (a pre-addressed return envelope is enclosed);

•           by hand or by courier to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1;

•           by fax to +1 416-595-9593; or

•           by internet at www.voteproxyonline.com, using your 12 digit control number which can be found on your proxy.

Beneficial shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you.

All Common Shares represented by properly completed proxies received by Largo’s transfer agent, TSX Trust, no later than 11:00 a.m. (Toronto time) on February 25, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Common Shares on your form of proxy, your proxyholder must vote your Common Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Common Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Common Shares will be voted as follows:

•                  FOR the special resolution authorizing the Board to effect a consolidation of the outstanding Common Shares within a range of one post-consolidation Common Share for up to every ten (10) pre-consolidation Common Shares.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement or adjournment of the Meeting) and to vote your Common Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Largo. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chief Executive Officer and Chief Financial Officer, are appointed to act as your proxyholder.

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•                  STEP 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•                  STEP 2: Register your proxyholder: The person you appoint as proxyholder MUST contact TSX Trust at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting. TSX Trust will also provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “largo2021” (case sensitive). Without the control number, proxyholders will not be able to participate at the meeting. It is the responsibility of the shareholder to advise their proxy (the person they appoint) to contact TSX Trust to request a control number.

If you are a non-registered shareholder and wish to attend, participate and vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading “Voting Your Common Shares at the Meeting — Attending and Participating at the Meeting”.

If you are a non-registered shareholder and you have not appointed yourself as proxy, and wish to attend the Meeting as a guest only, you should select “I am a guest” and complete the online form in order to attend the Meeting.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  you may send another form of proxy with a later date to our transfer agent, TSX Trust, but it must reach the transfer agent no later than 11:00 a.m. (Toronto time) on February 25, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Chief Financial Officer no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 55 University Avenue, Suite 1105, Toronto, ON M5J 2H7 or by facsimile at 416 862-7661; or

•                  you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you may enter the Meeting as a guest.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to further or other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, Largo representatives named as proxies will vote in their best judgment.

If you sign and return the voting instruction form, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

VOTING SHARES AND PRINCIPAL HOLDERS

The Common Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of Common Shares are entitled to one vote per share. The attendance of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued Common Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at January 25, 2021, 595,217,826 Common Shares were issued and outstanding

To the knowledge of the directors and executive officers of Largo, based upon filings made with Canadian securities regulators on or before the date of this Circular, other than as described below, no other persons beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities.

Mr. Alberto Arias, a director of Largo, is the sole director of each of the general partners of Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. which, as at the date of this Circular, in aggregate beneficially own 233,202,763 of our Common Shares representing approximately 39% of our outstanding Common Shares. Mr. Arias also owns, directly, 98,000 Common Shares representing approximately 0.02% of our outstanding Common Shares. Our remaining directors and executive officers, as a group, beneficially own or control or direct, directly or indirectly, less than 1% of our outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

CONSOLIDATION OF COMMON SHARES

At the Meeting, shareholders will be asked to consider for approval, with or without amendment, a special resolution (the “Share Consolidation Resolution”) to authorize the Company to amend its articles to consolidate the outstanding Common Shares based on a ratio of one post-consolidation Common Share for up to every ten (10) pre-consolidation Common Shares (the “Share Consolidation”) held, with the precise share consolidation ratio and timing of implementation of the Share Consolidation to be determined by the Board, in its sole discretion. The Share Consolidation Resolution will confer discretion on the Board to implement the Share Consolidation until March 31, 2022.

If the Share Consolidation Resolution is approved, the Share Consolidation would only be implemented, if at all, upon a determination by the Board that it is in the best interests of the Company and its shareholders, at that time. The Board’s determination as to the specific ratio will be based primarily on the trading price of the Common Shares on the TSX at the given time and expected stability of the trading price of the Common Shares following the Share Consolidation.

Background and Reasons for the Share Consolidation

The Board is seeking authority to implement the Share Consolidation because it believes that the resultant increase to the trading price of the Common Shares from effecting the Share Consolidation could potentially, and principally, (i) broaden the pool of investors that may consider investing or be able to invest in the Company, and (ii) enable the Company to satisfy certain minimum trading price requirements of senior stock exchanges in the United States for a potential listing of the Company’s Common Shares.

The Company anticipates that the Share Consolidation may result in certain additional ancillary benefits. Achieving a higher market price for the Common Shares through the Share Consolidation could enhance the Company’s comparability against its peers on per share metrics, as well as minimizing price volatility of the Common Shares. The Share Consolidation may also make the Common Shares eligible for inclusion in certain stock market indices which have minimum share price requirements which could in turn attract investments from index tracking funds. It could also attract investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price. The Share Consolidation may also increase analyst and broker interest as policies governing analysts and brokers may discourage following or recommending companies with lower stock prices. In addition, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in lower-priced stocks or tend to discourage individual brokers from recommending lower-priced stocks to their customers, in part because processing of trades in lower-priced stocks may be economically unattractive.

Principal Effects of the Share Consolidation

If the Share Consolidation is approved and implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on January 25, 2021, the closing price of the Common Shares on the TSX was C$1.94 and there were 595,217,826 Common Shares issued and outstanding. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, depending on the Share Consolidation ratio selected, the number of Common Shares then issued and outstanding (disregarding any resulting fractional Common Shares) will be as follows:

Share Consolidation Ratio	Approximate Percentage Reduction in Common Shares Outstanding	Common Shares Outstanding
2 : 1	50%	297,608,913
4 : 1	75%	148,804,456
6 : 1	83.33%	99,202,971
8 : 1	87.50%	74,402,228
10 : 1	90%	59,521,783

As the Company currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares of the Company available for issuance.

The Share Consolidation will not materially affect any shareholder’s proportionate voting rights. Each consolidated Common Share outstanding after the Share Consolidation will have the same rights and privileges as the existing Common Shares. The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Company or any components of Shareholders’ equity as reflected on the Company’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Share Consolidation.

No fractional Common Shares will be issued in connection with the Share Consolidation and, if a shareholder would otherwise be entitled to receive a fractional Common Share as a result of the Share Consolidation, the number of Common Shares to be received by such shareholder will be rounded up or down to the nearest whole number.

The Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Common Shares or “mixed lots” of less than even multiples of 100 Common Shares. Odd lot shares (including the odd lot portion of a mixed lot) may be more difficult to sell, and brokerage commissions or other costs of transactions may be higher than the costs of transactions in standard trading units of even multiples of 100 Common Shares (referred to as “board lots”). Further, because public data feeds that display stock market quotes generally include only standard trading units, odd lot orders and the odd lot portions of mixed lot orders are unable to trade against the displayed liquidity and, thus, are not covered by applicable order protection regulations in that require a sale order to be executed at the best available (i.e., highest) bid price. Accordingly, holders selling odd lot shares may do so at a price that is lower than the quoted bid price and may have a reduced ability to ascertain whether or not they are getting the best available price when selling their shares.

Upon the Share Consolidation becoming effective, the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Company will be automatically adjusted based on the consolidation ratio selected by the Board.

The Board has considered these potential effects, as well as its understanding of the procedures that have been put in place by the TSX for the execution of odd lot orders, and believes that holders wishing to sell their odd lot holdings should be able to do so without significant difficulty and that any disadvantages that may be experienced by such holders will be outweighed by the anticipated benefits of the Share Consolidation.

Regulatory Approvals

The Share Consolidation is subject to regulatory approval, including approval of the TSX, at the time of the proposed consolidation. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Company must meet, post-Share Consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. The Share Consolidation is not expected to adversely impact the Company’s ability to meet the continued listing requirements under the TSX Company Manual.

If the Share Consolidation Resolution is approved, the Board will determine when and if the articles of amendment giving effect to the Share Consolidation would be filed, if at all, and shall determine the share consolidation ratio. No further action on the part of shareholders would be required in order for the Board to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by shareholders of the Company, the Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to shareholders.

Share Certificates Upon Implementation of Share Consolidation

In connection with the due implementation of the Share Consolidation, following the public announcement by the Company of the effective date of the Share Consolidation registered Shareholders will be sent a transmittal letter by the Company’s transfer agent, TSX Trust Company, containing instructions on how to exchange their share certificates representing pre-Share Consolidation Common Shares for new share certificates representing post-Share Consolidation Common Shares. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) should note that such intermediaries may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered shareholders. If you hold your Common Shares with an intermediary and if you have any questions in this regard, you are encouraged to contact them directly. The Company’s transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Share Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Share Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Share Consolidation Common Shares, to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any certificate(s) representing their Common Shares and should not submit any share certificate(s) until requested to do so.

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of pre-Share Consolidation Common Shares and the post-Share Consolidation Common Shares, including the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the post consolidation Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the post-Share Consolidation Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Company’s total market capitalization (the aggregate value of all Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the post-Share Consolidation Common Shares declines, then the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the post-Share Consolidation Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the post-Share Consolidation Common Shares could be adversely affected by the reduced number of consolidated Common Shares that would be outstanding after the Share Consolidation. These are only some of the risks associated with the Share Consolidation.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Implementation Procedures

If the Share Consolidation Resolution is approved by the shareholders and the Board decides to implement the Share Consolidation, the Company will file articles of amendment with the Director under the Business Corporations Act (Ontario) (the “OBCA”) in the form prescribed by the OBCA to amend the Company’s articles of amendment. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Sections 168(1)(h) and (5) of the OBCA require that the shareholders of a corporation approve by special resolution to change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. Under the OBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Shareholder Approval

The Share Consolidation Resolution is a special resolution requiring approval of at least two-thirds (i.e., 66 2/3%) of the votes cast at the Meeting, whether in person, by proxy or otherwise. The Board unanimously recommends that shareholders of the Company vote FOR the Share Consolidation Resolution.

At the Meeting, shareholders will be asked to approve the Share Consolidation Resolution as set forth below:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                   the Company is hereby authorized to consolidate all of the issued and outstanding common shares of the Company (the “Common Shares”) on the basis of a ratio of one post-consolidation Common Share for up to every ten (10) outstanding pre-consolidation Common Shares, with such ratio to be determined by the board of directors of the Company, in its sole discretion, with any resulting fractional Common Shares to be either rounded up or down to the nearest whole Common Share;

2.                                   the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment provided that, in any event, such date shall be on or before March 31, 2022;

3.                                   any one (1) director or officer of the Company is hereby authorized to execute and file the articles of amendment of the Company with the Ministry of Government Services (Ontario), and to execute and deliver all such other documents and to do all such acts that such director or officer may deem to be necessary to give effect to the foregoing; and

4.                                   notwithstanding this approval of the shareholders of the Company, the board of directors of the Company may, in its sole discretion, revoke this resolution before it is acted upon without further approval of such shareholders.”

The persons named in the accompanying form of proxy intend to vote FOR the special resolution approving the Share Consolidation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise of any person who: (i) has been a director or executive officer of Largo at any time since January 1, 2020, or (ii) is an associate or affiliate of any person described in (i), in any of the matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular and during the financial year ended December 31, 2019, no director or executive officer of the Company (and each of their associates) was indebted, including under any securities purchase or other program, to (i) the Company or any of its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws) of the Company (and any of their associates and affiliates) has had any material interest, direct or indirect, in any transaction since January 1, 2020 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than as disclosed herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in our audited consolidated financial statements and management’s discussion and analysis which can be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from our Senior Manager of External Relations by telephone at +1 (416) 861 9797 or by e-mail at aguthrie@largoresources.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the board of directors of Largo Resources Ltd.

By Order of the Board of Directors

(signed) “Paulo Misk”
Director, President and
Chief Executive Officer

January 25, 2021

Corporate Office

55 University Avenue, Suite 1105

Toronto, ON Canada M5J 2H7

T: +1 416 861 9797

Investor Relations

Alex Guthrie

Senior Manager, External Relations

T: +1 416 861 9797

E: info@largoresources.com

Transfer Agent
TMX Trust

100 Adelaide Street West

Suite 301

Toronto, ON M5H 4H1

T: +1 866 600 5869 +1 416 342 1091

E: TMXEInvestorServices@tmx.com

W: www.tsxtrust.com

Auditors

PricewaterhouseCoopers LLP

Legal Counsel

Gowling WLG (Canada) LLP

TSX LGO

OTCQX LGORF

www.largoresources.com
www.largoVPURE.com

www.largocleanenergy.com